

Term sheet
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 54-II dated January 29, 2007

Term Sheet No. 1
Product Supplement no. 54-II
Registration Statement No. 333-130051
Dated January 30, 2007; Rule 433

JPMorganChase

Structured Investments

JPMorgan Chase & Co.
$
Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, and the MSCI Singapore Index due February 4, 2010

General

- The notes are designed for investors who seek an uncapped return of at least 1.42 times the appreciation of a diversified basket of Asian indices at maturity. Investors should be willing to forgo interest and dividend payments and be willing to lose up to 85% of their principal if the Basket declines.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing February 4, 2010†.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes are expected to price on or about January 31, 2007, and are expected to settle on or about February 7, 2007.

Key Terms

Basket:	The notes are linked to a basket consisting of the Nikkei 225 Index (“NKY”), the FTSE/Xinhua China 25 Index (“XINoI”), the Korea Stock Price Index 200 (“KOSPI2”), and the MSCI Singapore Index (“SGY”) (each, a “Basket Index”, and together, the “Basket Indices”).
Index Weightings:	The Nikkei Weighting is 70.00%, the FTSE/Xinhua Weighting is 10.00% the KOSPI 200 Weighting is 10.00%, and the MSCI Singapore Weighting is 10.00% (each, an “Index Weighting”, and collectively, the “Index Weightings”).
Upside Leverage Factor:	At least 1.42. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.42.
Buffer Amount:	15%, which results in a minimum payment at maturity of $150 per $1,000 principal amount note.
Payment at Maturity:	If the Ending Basket Level is greater than the Starting Basket Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Basket Return multiplied by 1.42. Accordingly, if the Basket Return is positive, your payment per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Basket Return x 1.42)] Your principal is protected against up to a 15% decline in the Basket at maturity. If the Ending Basket Level declines from the Starting Basket Level by up to 15%, you will receive the principal amount of your notes at maturity. If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you will lose 1% of the principal amount of your notes for every 1% that the Basket declines beyond 15%. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows: $1,000 + [$1,000 x (Basket Return+ 15%)] *If the Ending Basket Level declines from the Starting Basket Level by more than 15%, you could lose up to $850 per $1,000 principal amount note.*
Basket Return:	$\frac{\text{Ending Basket Level} - \text{Starting Basket Level}}{\text{Starting Basket Level}}$
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:	The Basket Closing Level will be calculated as follows: 100 x [1 + (Nikkei Return* Nikkei Weighting) + (FTSE/Xinhua Return * FTSE/Xinhua Weighting) + (KOSPI 200 Return * KOSPI 200 Weighting) + (MSCI Singapore Return * MSCI Singapore Weighting)] The Nikkei Return, the FTSE/Xinhua Return, the KOSPI 200 Return, and the MSCI Singapore Return are the performance of the respective Basket Index, expressed as a percentage, from the respective index closing level on the pricing date to the respective index closing level on the Observation Date. For additional information, see “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 54-II.
Observation Date:	February 1, 2010†
Maturity Date:	February 4, 2010†
CUSIP:	48123JPN3

† Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 54-II.

Investing in the Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 54-II and “Selected Risk Considerations” beginning on page TS-1 of this term sheet.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 54-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us
Per note	$	$	$
Total	$	$	$

(1) If the notes priced today, J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $25.00 per $1,000 principal amount note and would use a portion of that commission to allow concessions to other dealers of approximately $1.00 per $1,000 principal amount note. The actual commission received by JPMSI may be more or less than $25.00 and will depend on market conditions on the pricing date. In no event will the commission received by JPMSI, which includes concessions to be allowed to other dealers, exceed $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-86 of the accompanying product supplement no. 54-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

January 30, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 54-II dated January 29, 2007. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 54-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 54-II dated January 29, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207000241/e26145_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC Web site is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** – The notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the Upside Leverage Factor of 1.42. The actual Upside Leverage Factor will be set on the pricing date and will not be less than 1.42. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** – Payment at maturity of the principal amount of your notes is protected against a decline in the Ending Basket Level, as compared to the Starting Basket Level, of up to 15%. If the Ending Basket Level declines by more than 15%, for every 1% decline beyond 15%, you will lose an amount equal to 1% of the principal amount of your notes. Accordingly, at maturity you will receive a payment equal to at least $150 for each $1,000 principal amount note.

- **DIVERSIFICATION AMONG THE BASKET INDICES**— The return on the notes is linked to a basket consisting of the Nikkei 225 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200 and the MSCI Singapore Index. The Nikkei 225 Index consists of 225 stocks listed on the First Section of the Tokyo Stock Exchange and which, therefore, are among the most actively traded on that exchange. The FTSE/Xinhua China 25 Index is a stock index calculated and published by FTSE/Xinhua Index Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors. It is currently based on the largest and the most liquid Chinese stocks listed and trading on the Stock Exchange of Hong Kong Ltd. The Korea Stock Price Index 200 is a capitalization-weighted index of 200 Korean blue-chip stocks which make up a large majority of the total market value of the Korea Stock Exchange ("KSE"). The MSCI Singapore Index, which is calculated by Morgan Stanley Capital International Inc. ("MSCI"), is a free float-adjusted market capitalization index and is designed to measure equity market performance in Singapore. For additional information about each Basket Index, see the information set forth under "Nikkei 225 Index," the "FTSE/Xinhua China 25 Index," the "Korea Stock Price Index 200," and the "MSCI Singapore Index" in the accompanying product supplement no. 54-II.

- **CAPITAL GAINS TAX TREATMENT** – You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 54-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket, the Basket Indices or any of the component stocks or commodities of the Basket Indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 54-II dated January 29, 2007.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —** The notes do not guarantee any return of principal in excess of $150 per $1,000 principal amount. The return on the notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive or negative. Your investment will be exposed to any decline in the Ending Basket Level, as compared to the Starting Basket Level, beyond the 15% buffer. Accordingly, you could lose up to $850 for each $1,000 principal amount note that you invest in.

- **THE LEVEL OF THE NIKKEI 225 INDEX WILL SIGNIFICANTLY AFFECT THE VALUE OF THE NOTES —** Because the Nikkei 225 Index makes up 70% of the Basket, we expect that generally the market value of the notes will depend significantly on the price of Japanese equities. The prices of equity securities in Japan may be affected by political, economic, financial and social factors in Japan including changes in Japan's government, economic and fiscal policies, currency exchange laws or other Japanese laws or restrictions.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

- **NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES -** The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks underlying the Nikkei 225 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price 200 Index, and the MSCI Singapore Index are based, although any currency fluctuations could affect the performance of the Basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

- **CHANGES IN THE VALUE OF THE BASKET INDICES MAY OFFSET EACH OTHER** – Price movements in the Basket Indices may not correlate with each other. In addition, the Nikkei 225 Index accounts for 70% of the value of the Basket. As a result, your investment in the notes may only yield a positive return if there occurs a broad based rise in Asian equity values or in Japanese equity values over the term of the notes. Therefore, for example, in calculating the Ending Basket Level, increases in the value of the stocks underlying the MSCI Singapore Index may be moderated, or more than offset, by lesser increases or declines in the level of the Nikkei 225 Index or either of the other two indices that compose this Basket.

- **LACK OF LIQUIDITY** – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES –** In addition to the level of the Basket on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Basket Indices;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Basket Indices;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and volatility of the exchange rate between the U.S. dollar, the Japanese yen, the Chinese yuan, the Korean won, and the Singapore dollar; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Upside Leverage Factor of 1.42. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Total Return
180	80.00%	113.60%
160	60.00%	85.20%
150	50.00%	71.00%
140	40.00%	56.80%
130	30.00%	42.60%
120	20.00%	28.40%
110	10.00%	14.20%
105	5.00%	7.10%
100	**0.00%**	**0.00%**
95	-5.00%	**0.00%**
90	-10.00%	**0.00%**
85	-15.00%	**0.00%**
80	-20.00%	-5.00%
70	-30.00%	-15.00%
60	-40.00%	-25.00%
50	-50.00%	-35.00%
40	-60.00%	-45.00%
30	-70.00%	-55.00%
20	-80.00%	-65.00%
10	-90.00%	-75.00%
0	-100.00%	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from a Starting Basket Level of 100 to an Ending Basket Level of 105.
Because the Ending Basket Level of 105 is greater than the Starting Basket Level of 100, the investor receives a payment at maturity of $1,071 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 1.42)] = \$1,071$$

Example 2: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 85.
Because the Ending Basket Level of 80 is less than the Starting Basket Level of 100 by not more than the Buffer Amount of 15%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 70.
Because the Ending Basket Level of 70 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $850 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-30\% + 15\%)] = \$850$$

Example 4: The level of the Basket decreases from a Starting Basket Level of 100 to an Ending Basket Level of 0.
Because the Ending Basket Level of 0 is less than the Starting Basket Level of 100 by more than the Buffer Amount of 15%, the Basket Return is negative and the investor receives a payment at maturity of $150 per $1,000 principal amount note, which reflects the principal protection provided by the 15% Buffer Amount, calculated as follows:

$$\$1,000 + [\$1,000 \times (-100\% + 15\%)] = \$150$$

Historical Information

The following graphs show the weekly performance of the Nikkei 225 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price 200 Index, and the MSCI Singapore Index from January 4, 2002 through January 26, 2007, The graph of the historical Basket performance assumes the Basket level on January 4, 2002 was 100 and the Index Weightings specified on the cover of this term sheet on that date. The closing level of the Nikkei 225 Index on January 29, 2007 was 17470.46. The closing level of the FTSE/Xinhua China 25 Index on January 29, 2007 was 15703.52. The closing level of the Korea Stock Price Index 200 on January 29, 2007 was 176.41. The closing level of the MSCI Singapore Index on January 26, 2007 was 380.25.

We obtained the various Basket Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each Basket Index and of the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of any of your initial investment in excess of $150 per $1,000 principal amount note.











Supplemental Underwriting Information

We expect that delivery of the notes will be made against payment for the notes on or about the settlement date set forth on the front cover of this term sheet, which will be the fifth business day following the expected pricing date of the notes (this settlement cycle being referred to as T+5). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Buffered Return Enhanced Notes Linked to a Weighted Basket Consisting of the Nikkei 225 Index, the FTSE/Xinhua China 25 Index, the Korea Stock Price Index 200, and the MSCI Singapore Index